Filed by Urgent.ly Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934 Subject Company: Otonomo Technologies Ltd. Commission File No.: 001-40744 Date: September 27, 2023 MOBILITY SERVICES PLATFORM INVESTOR DAY September 27, 2023 1

Confidentiality and Disclosures This presentation is for information purposes only. Unless and until Urgently publicly files this presentation with the Securities and Exchange Commission, this presentation may not be reproduced or redistributed, in whole or in part, without the prior written consent of Urgently. None of Urgently, Otonomo, or any of their directors, officers, employees, financial advisors, legal counsel, or other representatives has made or makes any representation or warranty with respect to the information contained in this presentation or any oral statements made in connection with this presentation, or as to the accuracy or completeness of the foregoing. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Urgently or Otonomo and are not intended to form the basis of any investment decision in Urgently or Otonomo. This presentation does not constitute either advise or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in Urgently or Otonomo and the Merger and any other transactions referenced in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Merger, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Forward-Looking Statements - This presentation contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “expect,”“may,”“will,”“should,”“could,”“continue,”“estimate,”and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; PROPRIETARY & CONFIDENTIAL 2

Forward-Looking Statements (Continued) - (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Urgently are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Urgently’s registration statement on Form S-4, as amended, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular the section entitled “Risk Factors” in Urgently’s registration statement on Form S-4. Additional factors that may affect the future results of Otonomo are set forth in its filings with the SEC, including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently file from time to time with the SEC. The forward-looking statements in this presentation speak only as of the date of this presentation. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additional Information - In connection with the proposed transaction, Urgently has filed with the SEC a registration statement on Form S-4, which has been declared effective by the SEC on September 8, 2023, and which includes a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus has been sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC). Use of Projections - The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Urgently’s and Otonomo’s control. While all financial projections, estimates and targets are necessarily speculative, Urgently and Otonomo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Urgently and Otonomo, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. PROPRIETARY & CONFIDENTIAL 3

Use of Data - The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Internal estimates involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or estimates or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Urgently and Otonomo assume no obligation to update the information in this presentation. Trademarks - Urgently and Otonomo own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Urgently or Otonomo, or an endorsement or sponsorship by or of Urgently or Otonomo. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Urgently or Otonomo will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. No Offer or Solicitation - This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation - Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023, as well as the Proxy Statement/Prospectus relating to the proposed transaction. PROPRIETARY & CONFIDENTIAL 4

INVESTOR DAY Matt Booth, CEO URGENTLY OVERVIEW Harrison Russell, PLATFORM DEMONSTRATION SVP Partnerships Harrison Russell, Agenda MARKET AND GROWTH STRATEGY SVP Partnerships Tim Huffmyer, CFO FINANCIAL REVIEW EXECUTIVE Q&A PROPRIETARY & CONFIDENTIAL 5

Key Investment Highlights

A **leading mobility services platform** enabling exceptional roadside assistance to fleets and drivers

Scale business with **blue-chip enterprise customer partners**

Recent **revenue growth** and **margin expansion**

Revenue Growth driven by **existing partners** and **robust pipeline** plus synergistic **cross selling** into large **global TAM**

Asset-light model provides flexibility

Urgently Snapshot

Founded
2013

Customer Partners
50+

HQ
Vienna, VA

Multi-Year
Contracts with Customer Partners

Employees (FTE's)
242 (Q2-23)

'20 -'22 CSAT Score[1]
4.5+ (out of 5)

2022 Revenue
$188M
(26% Y/Y Growth)

Service Provider Vehicle Drivers
66K+

URGENTLY

Source: Per Urgently management as of May 27, 2022. (1) Per Urgently's customer satisfaction scoring platform (CSAT)

PROPRIETARY & CONFIDENTIAL 6

Post Close – Highly Experience Board of Directors and Leadership Team

LEADERSHIP TEAM

Matt Booth
CEO and Director
25+ years in the software and technology industry

Tim Huffmyer
CFO
25+ years in finance

BOARD OF DIRECTORS

James M Micali
Chairman
Significant public company experience
Leadership with a strong track record of value creation

Ryan Pollock
Non Executive Director
Extensive experience in growth-stage companies
Board position: Audit Committee

Gina Domanig
Non Executive Director
Extensive experience in clean tech growth stage companies
Board position: Compensation Committee
• Nominating and Corporate Governance Committee

Andy Geisse
Non Executive Director
Extensive experience in leading and advising software & technology companies
Board position: Audit Committee

Suzie Doran
Non Executive Director
Extensive experience in accounting and advisory
Board position: Audit Committee

Ben Volkow
Non Executive Director
25+ years in the software and technology industry

Matt Booth
CEO and Director
25+ years in the software and technology industry

PROPRIETARY & CONFIDENTIAL 7

A Future of Zero Mobility Interruption “Safeguard drivers, promptly assist their journey, and employ technology to proactively avert possible issues” OUR MISSION Vision • We deliver exceptional mobility assistance experiences at scale through our proprietary technology WHO IS • Our platform dynamically matches vehicle URGENTLY? owners with service professionals to address a growing end-to-end roadside and mobility assistance market PROPRIETARY & CONFIDENTIAL 8

Traditional Roadside Assistance is Inefficient • Vehicle breakdowns are stressful, often compounded by legacy roadside processes High Consumer • The industry has not digitized to improve the consumer experience through real-time updates with Frustration visual cues and estimates on arrivals • No single dominant Service Provider network in North America Fragmentation of • Industry comprised of small owner-operators that concentrate on serving limited geographic areas Supply • Digital coordination and aggregation of service providers needed for a reliable, scalable network • Relied upon high-touch call center interactions between recipient, dispatcher and service provider Inefficient Marketplace for • Machine learning algorithms and data science engines can efficiently optimize across a multitude Service of stakeholder-related, environmental, geographic and other exogenous variables • Mobility is expanding to include more connected, electric, shared, and soon autonomous vehicles Inability to Adequately Service • A technologically-enabled platform can offer the ability to proactively diagnose a wide spectrum of New Mobility Modes breakdown problems and match those to service professionals at scale and in real-time PROPRIETARY & CONFIDENTIAL 9

Technology Revolutionizes Car service Industries Food delivery Digitally connected Retail experiences have led to a radical transformation Delivery across global market segments creating enduring customer value by improving Short term rental both transparency and service Mobility assistance: URGENTLY PROPRIETARY & CONFIDENTIAL 10

We Enable Exceptional Mobility Services

Customer Demand

Customer Partners (50+ Partners)

OEMs | Fleets | EVs

- Multi-year contracts
- Highly Integrated

Vehicle Breakdowns

Individual Consumers | Commercial Drivers

- Breakdown drives service request

URGENTLY PLATFORM

Partner Supply

Service Providers

Towing Operators | Roadside Assistance

- 12K+ Service Providers
- 66K+ Participating Drivers
- Highly fragmented

Repair Shops

Dealer | MSOs | Independent Operators

- 239K+ US auto mechanic businesses[1]

1) https://www.statista.com/statistics/436416/number-of-auto-repair-and-maintenance-shops-in-us/

URGENTLY PROPRIETARY & CONFIDENTIAL 11

Typical Morning on The Road with Urgently High Visibility into Roadside Assistance Events Happening Every Moment PROPRIETARY & CONFIDENTIAL 12 Note: Snapshot of real-time Urgently service requests taken on 1/30/2023

Platform Demonstration PROPRIETARY & CONFIDENTIAL 13

Geospatial Challenge Solved By Our Software Platform How Our Software Addresses the Challenge of Mobility Assistance Weather • A marketplace connecting drivers and service providers Vehicle Model via digital and analog communication channels Provider Location Time of Day • Real-time tracking • Live job management and actionable data from Traffic dispatch to completion Vehicle Location Service Type • Multi-channel consumer and service provider accessibility, including a fully digitalized experience Safety Quality • Broad mobility assistance capabilities, including Partner towing solutions, mobile repair services, and collision services PROPRIETARY & CONFIDENTIAL 14

Our Market Is Large and Increasingly Complex Vehicle Miles Traveled (“VMT”) US National Car Parc (Total Vehicles on the Road) Average Vehicle Age 12.2 Years 2% 292M 3% 9.2bn 287M 8.9bn 2022 2024 2022 2023 PROPRIETARY & CONFIDENTIAL 15 Source: U.S. Energy Information Administration (Jan. 2023), Bureau of Transportation,

Market Transformation is Expected to Shift Model Towards Subscription Services (1) Global Car Subscription Market $99+bn • OEM investment in vehicle connectivity platforms $100 enabling a new wave of services and data $90 $80 • These services are expected to be available primarily on $70 a subscription basis with the global market increasing to $60 $99bn by 2030 $50 $40 • These connected service subscriptions will not only $30 enable new forms of customer engagement but drive $20 significant brand engagement and retention $5.1bn $10 $0 • Technology platforms will be key enablers for customer 2022 2030 experience delivery Annual Value (1) GlobeNewswire Report (3/14/23) PROPRIETARY & CONFIDENTIAL 16 Billions

Merger With Otonomo Creates Unique Mobility Services Solution Highly Complementary and Synergistic Portfolio Otonomo The Floow ● Real time connected vehicle data ● Connected Scoring and Detection for aggregation and processing platform Monitoring Solutions Key ● Integrations across OEM, Fleet, Rental, ● Channel Agnostic Technology & Insurance customer base Capabilities ● Proprietary Scoring Algorithms Pay ● Data Privacy Consent Management per mile 85 ● Driver Campaigns ● Commercial and Personal applications ● Safety Monitoring PROPRIETARY & CONFIDENTIAL 17

With Otonomo, Urgently Delivers Real-World Services from Connected Vehicle Signals Service Providers Roads, Driver & Vehicle Symptom Analysis Assistance Services / Requests Vehicle (Direct & Indirect) Processing, Scoring & Prediction Service Networks Fleet Management Systems PLATFORM Mobile Device Together, Urgently and Otonomo can position to collect the First Signal from vehicles and deliver real-world service to consumers – creating both a unique barrier to entry and ability to monetize the connected assistance value chain PROPRIETARY & CONFIDENTIAL 18

Unique Platform & Services Solution That Creates A Competitive Moat Enabling First Notice Of Service To Create Exceptional Customer Experiences Driver Behavior Great Service Driver scoring is a predictor of vehicle problems Early Warning Signal Vehicle detects a problem Route Analysis Flat Tire Higher risk routes are a predictor of vehicle problems Symptoms of Problems Occur Early and Often. We can Detect, Model and Predict Vehicle Problems and Deliver Physical Services. PROPRIETARY & CONFIDENTIAL 19

Market and Growth Strategy 20

Key Growth Priorities Growth Strategy Supported By Macro Trends Support Partner Unlock Emerging Connected Vehicle Expand Existing B2B Subscription Services (Revenue Synergies with Incident Business Offering Otonomo/The Floow) Significant Scale in North Global Market Opportunity America; Deployed and Growing (Next Decade): Global Vehicle Roadside in U.S. Market (2) $100bn+ (1) Opportunity $25bn Reactive Proactive Recurring PROPRIETARY & CONFIDENTIAL 21 (1) https://www.factmr.com/report/5348/vehicle-roadside-assistance-market (2) Ptolemus Consulting Group, May 2022.

Track Record of Revenue Growth through Wins and Expansion Emerging Growth Company 2021-2023 Startup Partner Wins • Top US OEM 2018-2020 • Top Rental Company • Top Fleet Company Early-Stage Startup Partner Wins • US EV OEM • European Luxury OEM • European EV OEM • Multiple US Insurance Companies 2015-2017 • European EV OEM New Services Partner Wins • Top Rental Company • B2B2C Subscription • European Luxury OEM • Top Fleet Company • Class 7 & 8 • Leading Collision Repair • Top Aftermarket New Services • Mapping Company • Ride Hailing • EV Servicing New Services • Collision • Incident • SaaS PROPRIETARY & CONFIDENTIAL 22

Capturing Significant New Business From Existing Partners

New Ancillary Services Expected To Be A Driving Force For Mass Market Adoption

Land and Expand - OEM 1

Operational (In Market)

- **2018 - Long-term U.S. Roadside Assistance** (Incident)
- **2018 - Dealer Software Integration** (Incident)
- **2021 – Soft Repair & Logistics Program** – new vehicles lack spare tires. Soft repair service and local logistics (Incident)
- **2021– B2B Subscription Partnership** (Subscription/SAAS)
- **2022 – Contract Renewal** (Incident, Subscription/SAAS)
- **2023 – Connected Car POC for Proactive servicing** (Incident, Connected Vehicle)

Current Expansion Discussions

- **Connected Vehicle Software Layer** specifications that sits between the connected vehicle and current call center solution completed (Incident, Connected Vehicle)
- **Adjacent Services & Soft Repair** (Incident, Connected Vehicle)
- **International** – Ongoing discussions for global software deployment (Incident, Connected Vehicle)

Growing Relationship - OEM 2

Operational (In Market)

- **2018 – Multi-year contract for U.S. Roadside Assistance** (Incident)
- **2019 – Dealer Software Integration** (Incident)
- **2019 – B2B Subscription Partnership** (Subscription/SAAS)
- **2020 – Early U.S. Contract Renewal for 3 Years** (Incident)
- **2020 – Contract Expanded to Canada** (Incident)
- **2021 - Fleet/Connected Vehicle** –SaaS Expansion (Incident, Subscription/SAAS)
- **2021 – International –** Software deployment in Mexico (Incident, Subscription/SAAS)
- **2023 – Dealer Services SAAS Module** (Incident, Subscription/SAAS)

Current Expansion Discussions

- **Fleet/Connected Vehicle** program including Adjacent Services, Soft Repair & Mobile Mechanic (Incident, Connected Vehicle)
- **International –** Ongoing discussions for global software deployment with South America and several EU countries (Incident, Subscription/SAAS)

Types of Revenue: Incident | Subscription/SAAS | Connected Vehicle

URGENTLY

Source: Per Urgently management as of May 27, 2022.

PROPRIETARY & CONFIDENTIAL 23

Our Connected Vehicle Services Growth Opportunity Closer to Zero Mobility Interruption Vision ● Optimized Solution To Support Commercial Fleet Uptime Proactive + Preventative ● White Glove Services For Consumers Assistance ● Vehicle Usage And Maintenance ● Pilot Underway With Premium OEM Analysis Drives Opportunity Custom Partner ● Merger With Otonomo / The Floow Reactive Assistance ● New Use Cases ● Traditional Incident Business ● Early Adoption Driven By Commercial Fleets, Consumers To ● Optimizing For Continued Follow Profitability Increases PROPRIETARY & CONFIDENTIAL 24

Shift Toward Vehicle Initiated Service Favors Urgently • Vehicle health, service needs, and potential problems can be algorithmically detected and service preemptively dispatched • Connected vehicles are experiencing explosive growth in both sales and market adoption • Unlock value-added proactive and preventive forms of assistance Connected Vehicles • Broken down EVs cannot be towed by traditional towing trucks and instead require specialized flatbed trucks for roadside assistance services • Mobile charging is a new service specific to EVs • Electric vehicle sales reach over 30 million in 2025 and over 70 million in 2030 EVs • Although Autonomous vehicles (“AVs”) may decrease the number of collisions… • … AVs will still be susceptible to the same mechanical breakdowns and other roadside events as traditional vehicles but will require specialized mobility assistance AVs https://www.iea.org/reports/global-ev-outlook-2023/prospects-for-electric-vehicle-deployment PROPRIETARY & CONFIDENTIAL 25

Use Case: Platform Driven Assistance For Connected EVs PROPRIETARY & CONFIDENTIAL 26

Proprietary digital platform solves a key industry need ‒ Vehicle owners matched with service professionals, enabled by proprietary technology, algorithms and data ecosystems Rapidly evolving vehicle marketplace increases Market complexity and reliance on technology ‒ EV and AV adoption expands service requirements but highlights Connected Vehicle opportunity and Otonomo / FLOOW combination brings Urgently closer Growth to the Connected Vehicle ‒ Real time connected vehicle data aggregation platform plugs directly into the native car data stream Summary Strong track record of new partner growth and partner expansion ‒ 50+ Customer Partners with robust pipeline opportunity PROPRIETARY & CONFIDENTIAL 27

Financial Review 28

• All approvals received, subject to 30 day closing period ‒ SEC declared S-4 effective on Sep 8, 2023 ‒ Otonomo shareholders approved deal Sep 18, 2023 Photo to be replaced • Target closing late October • Urgently to trade on Nasdaq with ticker “ULY” • Otonomo and The Floow will become wholly-owned Otonomo subsidiaries of Urgently Merger • Urgently and Otonomo shareholders expected to own Update ~62% and ~38% of combined company, respectively • Key Statistics for Otonomo ‒ 135 employees in UK and Israel as of Mar 31, 2023, down from 225 as of Dec 31, 2022 ‒ $7M Revenues in 2022 ‒ ~$100M Cash at closing (net of expenses), no debt PROPRIETARY & CONFIDENTIAL 29

Drive Profitable Growth ‒ Land and expand strategy ‒ Leverage technology to expand margins ‒ Focus on white space and strategic relationships, only at acceptable margins Disciplined Expense Management Our ‒ Track record of margin expansion ‒ Line of sight to profitability next year ‒ Operating expense leverage Financial Asset Light Business Model ‒ De Minimis Capex and Investment Strategy ‒ R&D focused on high ROI profits Capitalized to Capture Market Opportunity ‒ Fund organic and inorganic growth investments ‒ Complementary merger with Otonomo brings ~$100M cash PROPRIETARY & CONFIDENTIAL 30

Urgently Historical Financial Snapshot (in Millions, other than percentages and CSAT) 2021 2022 Revenue $148.5 $187.6 +26% Gross Profit (Gross Margin %) $8.4 (6%) $20.1 (11%) +139% Dispatches 1.3 1.1 +11% consistent Customer Satisfaction (CSAT) 4.5 (out of 5) 4.5 (out of 5) PROPRIETARY & CONFIDENTIAL 31

Historical Financials - Revenue (in Millions, other than percentages) Revenue • Revenue Growth of +26% y/y or +$39.1 $187.6 • Revenue increase of $46.6 driven by +26% Customer Partner growth in $148.5 Growth volume/pricing and $5.7 driven by new Customer Partners • Offset by decrease in revenue of ($13.5) as we shifted away from less profitable business • 58 customer partners in 2022 up from 50 2021 2022 in 2021 Revenue PROPRIETARY & CONFIDENTIAL 32

Historical Financials – Gross Profit (in Millions, other than percentages) Gross Profit (Gross Margin %) $25.0 25% • Gross Profit improvement of 139% $20.1 compared to revenue growth of 26% $20.0 20% • Gross Profit Margin increased 5% from $15.0 +139% 15% 6% in 2021 to 11% in 2022 Growth $10.0 10% $8.4 • Increase driven by revenue optimization 11% implemented in Q3-22 which exceed $5.0 5% Service Provider cost increases 6% • Increase also driven by technology $- 0% platform improvements 2021 2022 Gross Profit Gross Margin % PROPRIETARY & CONFIDENTIAL 33

Recent Trends – Focused on Driving Profitable Growth (in Millions, other than percentages) Gross Profit (Gross Margin %) $10.0 25% $9.3 $9.3 • Starting in Q3-22, focus & discipline was $9.0 $8.4 applied to Gross Profit $ and % $8.0 20% 21% $7.0 • Margin expansion achieved through $6.1 19% revenue optimization (including CPI $6.0 15% 16% alignment) and Margin was prioritized $5.0 over legacy, less profitable Revenue $4.0 10% $3.3 12% • Cost containment achieved through $3.0 Technology platform improvements, 8% $2.0 5% including machine learning (ML) and $1.0 dispatch algorithms (DA) $- 0% Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 • Additional improvements will be achieved through ML and DA Gross Profit Gross Margin % PROPRIETARY & CONFIDENTIAL 34

Recent Gross Profit Trends Explained



(in Millions, other than percentages)
$3.3
8% of Revenue
$5.2
$1.9
$(1.1)
$9.3
21% of Revenue
• Revenue optimization and upselling
• Technology platform improvements, machine learning and dispatch algorithms
• Improvement in first call costs, call center tools and hosting costs period over period, resulting from nearshoring efforts
• Inflationary increase in Service Provider costs
• Seasonality drives highest Service Provider costs during summer travel months and winter weather periods
Q2-22 Gross Profit
Business Optimization
Ops and Support Improvements (1)
Service Provider Costs
Q2-23 Gross Profit

URGENTLY

(1) Certain personnel costs related to direct call center support to consumers as part of platform authentication as well as technology, hosting and platform related costs

PROPRIETARY & CONFIDENTIAL 35

Recent Trends – Non-GAAP Operating Expense (in Millions, other than percentages) Operating Expense 400 80% 368 • Realignment efforts began in Q3-22 and 350 70% impacted all functional areas of the 304 organization 286 300 60% 275 242 250 50% (1) 41% • Reduced FTE headcount by 126 (33%) 35% since Q2-22 200 40% 30% 29% 30% 150 30% • Reduced Non-GAAP Operating Expense as a percentage of revenue by 100 20% 11 percentage points since Q2-22 50 10% - 0% • With additional tech efficiencies Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 incremental operating leverage will be FTEs Non-GAAP OpEx % of Revenue achieved (1) PROPRIETARY & CONFIDENTIAL FTE Full Time Equivalent. Does not include personnel employed through staffing contracts with outsourced staffing providers primarily 36 to provide call center services.

Recent Trends – Non-GAAP Operating Loss (in Millions, other than percentages) 2021 2022 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Total Revenue $148.5 $187.6 $43.3 $52.1 $52.0 $49.6 $44.0 Cost of Revenue 140.1 167.4 40.1 46.1 43.6 40.3 34.7 Gross Profit 8.4 20.1 3.3 6.1 8.4 9.3 9.3 Operating Expenses 58.2 73.7 19.1 19.2 16.8 19.6 15.4 Operating Loss (49.8) (53.6) (15.8) (13.1) (8.4) (10.3) (6.1) Depreciation and amortization 0.2 0.3 0.1 0.1 0.1 0.1 0.1 Stock based compensation 0.7 0.5 0.1 0.1 0.1 0.1 0.1 Transaction expenses 2.0 2.9 0.9 0.1 1.6 4.7 1.8 Restructuring costs 0.0 1.2 0.1 0.4 0.2 0.0 0.1 Non-GAAP Operating Loss ($46.9) ($48.6) ($14.6) ($12.4) ($6.5) ($5.4) ($4.1) Non-GAAP Operating Loss • Margin focus and discipline are resulting in a reduction of the quarterly Non-GAAP Operating Loss, including a Q2-23 improvement of 71% compared to Q2-22 • Non-GAAP Operating Expense rationalization including reduction of FTEs is also contributing to the reduced Operating Loss • The company expects the Non-GAAP Operating Loss reduction to continue PROPRIETARY & CONFIDENTIAL 37 Operating Expense excludes Non-GAAP expenses of Deprecation & Amortization, Stock Based Compensation, Transaction Costs, and Restructuring Costs

Delivering exceptional service to premier Customer Partners ‒ Continuous improvement to our 4.5 CSAT score and further support our Customer Partners’ brands Expand competitive moat through continued development of Near propriety technology ‒ Focus on further artificial intelligence/machine learning optimization for dispatch efficiency and Otonomo combination for unique mobility services solutions Term Secure large near-term pipeline and leverage cross-selling opportunities of the combined company Focus ‒ Focus on Revenue growth by cross-selling to existing Customer Partners, both Otonomo and Urgently products, while designing the combined product for future sales Line of sight to breakeven profitability and cash flow ‒ Focus Margin expansion, Operating Expense leverage resulting in combined company breakeven / profitability in 2024 PROPRIETARY & CONFIDENTIAL 38 Per Urgently’s customer satisfaction scoring platform (CSAT)

Thank You 39

Q&A 40

MOBILITY SERVICES PLATFORM INVESTOR DAY September 27, 2023 41

APPENDIX 42

HISTORICAL FINANCIALS – Balance Sheet (1) (1) ASSETS June 30, 2023 March 31, 2023 December 31, 2022 December 31, 2021 (in thousands) Current assets: Cash and cash equivalents $ 6,357 $ 30,156 $ 11,947 $ 7,730 Restricted cash 1,050 1,050 1,050 1,050 Accounts receivable, net 33,966 32,753 28,865 30,452 Prepaid expenses and other current assets 1,073 1,233 2,102 2,105 Total current assets 42,935 40,465 43,475 66,064 Right-of-use assets 2,148 2,316 2,485 - Property and equipment, net 414 503 341 403 Intangible assets, net 31 31 31 31 Other non-current assets 538 1,216 468 501 Total assets $ 46,943 $ 67,814 $ 45,923 $ 43,716 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT Current liabilities: Accounts payable $ 9,368 $ 12,023 $ 7,536 $ 4,390 Accrued expenses 22,624 22,254 13,122 9,151 Accrued interest 6,689 1,125 11,049 8,784 Deferred revenue, current 349 127 67 62 Current lease liabilities 675 714 740 - Derivative liability 26,566 - - - Current portion of long-term debt 123,122 53,786 - 2,561 Total current liabilities 193,471 97,623 28,436 17,354 Deferred rent - - - 456 Long-term lease liabilities 2,120 - 1,821 1,964 Long-term debt, net - 50,206 99,443 83,606 Derivative liability - 33,368 32,765 - Warrant liability 9,444 10,324 13,957 7,084 Other long-term liabilities 5,059 29 39 2,739 Total liabilities 181,780 108,529 204,775 196,224 Redeemable convertible preferred stock 46,334 46,334 46,334 79,856 Stockholders’ deficit: Common stock - - - - Additional paid-in capital 48,480 48,404 48,327 7,161 Accumulated deficit (253,666) (247,246) (229,498) (127,732) Total stockholders' deficit (205,186) (198,842) (181,171) (120,571) Total liabilities, redeemable convertible preferred stock and stockholders' deficit $ 45,923 $ 43,716 $ 46,943 $ 67,814 43 39 (1) March 31, 2023 and June 30, 2023 financial statements are unaudited

HISTORICAL FINANCIALS – Consolidated Statement of Operations (in thousands, Quarter Ended Quarter Ended Year Ended Year Ended except per share (1) (1) June 30, 2023 March 31, 2023 December 31, 2022 December 31, 2021 data) Revenue $ 43,977 $ 49,578 $ 187,589 $ 148,508 Cost of revenue 34,717 40,319 167,442 140,095 Gross margin 20,147 8,413 9,260 9,259 Operating expenses: Research and development 16,733 12,252 3,668 3,742 Sales and marketing 875 1,072 5,647 4,122 Operations and support 6,046 7,201 36,893 28,680 General and administrative 14,129 12,875 4,757 7,480 Depreciation and amortization 62 72 297 242 Total operating expenses 73,699 58,171 15,408 19,567 Operating loss (6,148) (10,308) (53,552) (49,758) Other income (expense), net: Interest expense (13,219) (10,951) (31,454) (3,712) Interest income - - 7 5 Change in fair value of derivative liabilities 7,138 (111) (4,077) - Change in fair value of warrant liabilities 1,927 3,633 (5,809) (2,232) Warrant expense (1,047) - (1,009) (705) Gain on debt extinguishment - - 4,913 - Foreign exchange gain (loss) 16 (11) (88) 63 Total other expense, net (42,430) (6,581) (272) (7,440) Loss before income taxes (6,420) (17,748) (95,982) (56,339) Provision for income taxes - - - - Net loss (6,420) (17,748) $ (95,982) $ (56,339) Loss per share, basic and diluted $ (41.48) $ (114.66) $ (949.36) $ (1,061.64) Weighted average shares outstanding, basic and diluted 154,786 154,786 101,102 53,068 40 44 (1) March 31, 2023 and June 30, 2023 financial statements are unaudited

HISTORICAL FINANCIALS – Statement of Cash Flows

(in thousands)

	Quarter Ended June 30, 2023[1]	Quarter Ended March 31, 2023[1]	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:				
Net loss	$ (6,420)	$ (17,748)	$ (95,982)	$ (56,339)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	62	72	297	242
Amortization of right-of-use assets	168	169	675	-
Amortization of contract costs to obtain	21	25	697	443
Amortization of contract costs to fulfill	11	12	116	187
Amortization of deferred financing fees	358	342	1,388	755
Stock-based compensation	76	77	494	698
Bad debt expense (recoveries)	200	-	(269)	341
Gain on debt extinguishment	(4,913)	-	-	-
Change in fair value of derivative and warrant liabilities	(9,065)	(3,522)	9,886	2,232
Warrant expense	1,047	-	1,009	705
Noncash interest expense	10,755	8,722	22,002	329
Issuance of common stock warrants for services	-	-	92	-
Changes in operating assets and liabilities:				
Accounts receivable	1,387	3,514	(944)	(8,488)
Prepaid expenses and other current assets	160	869	3	(1,348)
Other assets	1	-	(135)	(705)
Accounts payable	(2,655)	4,487	3,146	1,649
Accrued expenses	1,496	7,204	3,812	2,225
Deferred rent	-	-	-	(16)
Deferred revenue	5	(287)	222	113
Lease liabilities	(182)	(182)	(756)	-
Long-term liabilities	(250)	(4,770)	10	(237)
Net cash used in operating activities	(7,738)	(1,016)	(54,237)	(57,214)
Cash flows from investing activities:				
Purchases of property, equipment and software	-	(61)	(208)	(340)
Acquisition of intangible asset	-	-	-	(16)
Net cash used in investing activities	-	(61)	(208)	(356)
Cash flows from financing activities:				
Proceeds from issuance of long-term debt, net of discount	10,000	-	-	56,700
Proceeds from revolving line of credit	-	-	-	41,075
Repayment of revolving line of credit and term loan	-	-	-	(55,325)
Refunds (payments) of deferred financing fees	(291)	-	629	(4,424)
Proceeds from issuance of convertible notes payable	2,246	2,450	30,000	39,957
Proceeds from exercise of warrants	-	-	-	51
Proceeds from exercise of stock options	-	-	17	18
Net cash provided by financing activities	11,955	2,450	30,646	78,052
Net increase (decrease) in cash, cash equivalents and restricted cash	4,217	1,373	(23,799)	20,482
Cash, cash equivalents and restricted cash at beginning of period	8,780	7,407	31,206	10,724
Cash, cash equivalents and restricted cash at end of period	$ 12,997	$ 8,780	$ 7,407	$ 31,206

(1) March 31, 2023 and June 30, 2023 financial statements are unaudited

URGENTLY

45

GAAP vs. NON-GAAP OPERATING EXPENSE RECONCILIATION (In Millions) Year Ended Year Ended Q2 Q3 Q4 Q1 Q2 2021 2022 2022 2022 2022 2023 2023 GAAP Operating Expense $ 58.2 $ 73.7 $ 19.1 $ 19.2 $ 16.8 $ 19.6 $ 15.4 0.2 0.3 0.1 0.1 0.1 0.1 0.1 Depreciation and amortization 0.7 0.5 0.1 0.1 0.1 0.1 0.1 Stock-based compensation expense 2.0 2.9 0.9 0.1 1.6 4.7 1.8 Transaction expenses 0.0 1.2 0.1 0.4 0.2 0.0 0.1 Restructuring costs Non-GAAP Operating Expense $ 55.3 $ 68.8 $ 17.8 $ 18.5 $ 14.9 $ 14.7 $ 13.4 PROPRIETARY & CONFIDENTIAL 46

GAAP vs. NON-GAAP OPERATING LOSS RECONCILIATION (In Millions) Year Ended Year Ended Q2 Q3 Q4 Q1 Q2 2021 2022 2022 2022 2022 2023 2023 GAAP Operating Loss $ (49.8) $ (53.6) $ (15.8) $ (13.1) $ (8.4) $ (10.3) $ (6.1) 0.2 0.3 0.1 0.1 0.1 0.1 0.1 Depreciation and amortization 0.7 0.5 0.1 0.1 0.1 0.1 0.1 Stock-based compensation expense 2.0 2.9 0.9 0.1 1.6 4.7 1.8 Transaction expenses 0.0 1.2 0.1 0.4 0.2 0.0 0.1 Restructuring costs Non-GAAP Operating Loss $ (47.1) $ (48.6) $ (14.6) $ (12.4) $ (6.5) $ (5.4) $ (4.1) PROPRIETARY & CONFIDENTIAL 47